UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

Webster Plaza

Waterbury, CT 06702

Telephone (203) 465-4364

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

INDEX

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-17

Supplemental Schedules:

Schedule H, Line 4i—Schedule of Assets (held at end of year) at December 31, 2006	18-19

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

Signatures	20

Exhibit Index	21

Report of Independent Registered Public Accounting Firm

The Board of Directors

Webster Bank, National Association:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut

June 28, 2007

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Assets

Investments, at fair value	$216,373,699	194,718,629

Loans to participants	3,249,872	2,819,091

Receivables:
Participants	395,528	365,797

Employer	176,383	161,312

Other	—	3,101

Interest-bearing cash	418,543	293,295

Net Assets Available for Benefits at fair value	$220,614,025	198,361,225

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	252,955	289,040

Net Assets Available for Benefits	$220,866,980	198,650,265

See accompanying notes to financial statements.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,	2006	2005
ADDITIONS TO NET ASSETS:
Net appreciation (depreciation) in fair value of investments (Note 3)	$10,426,296	(263,812)
Interest and dividends	8,776,503	4,682,560

Net investment income	19,202,799	4,418,748

Contributions:
Participant contributions	12,991,782	12,729,004
Participant rollover transfers	1,167,528	1,628,845
Employer	6,695,696	6,818,337

Total additions	40,057,805	25,594,934

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	17,815,421	21,709,663
Miscellaneous expenses	25,669	22,323

Total deductions	17,841,090	21,731,986

Net increase	22,216,715	3,862,948

Transfers from other plans (Note 5)	-0-	1,376,778

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	198,650,265	193,410,539

End of period	$220,866,980	198,650,265

See accompanying notes to financial statements.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Webster Bank Employee Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. Participation in the Plan is completely voluntary. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed 90 days of service. Participants in the Plan may change their contribution amounts or cease contributions at any time during the plan year.

On February 28, 2005, Webster completed the acquisition of Eastern Wisconsin Bancshares, Inc., the holding company of State Bank of Howards Grove (“SBHG”).

Effective March 28, 2005 new rules became effective regarding the automatic rollover of mandatory cash-out distributions. These rules apply to qualified retirement plans that require a terminated participant to receive a mandatory cash-out distribution if the value of the participant’s benefit does not exceed $5,000. If a plan administrator wishes to avoid the need to make automatic rollovers of unclaimed cash-out distributions, the plan must be amended by the end of the plan year which contains March 28, 2005, either to eliminate mandatory cash-out distributions or to reduce the mandatory cash-out distribution threshold to $1,000. The Plan was amended effective March 28, 2005 to reduce the mandatory cash-out distribution threshold to $1,000.

Effective April 30, 2005, the SBHG Retirement Savings Plan with assets totaling $1,376,788 was merged with and into the Plan. Effective as of the day immediately following the SBHG Retirement Savings Plan merger date, the former SBHG employees who did not terminate employment with the Bank and members of its controlled group on the retail branches sale date, who remained employed by the Bank or a member of its controlled group and who were eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, became eligible to participate in the Plan. The former SBHG employees who did not terminate employment with the Bank and the members of its controlled group on the retail branches sale date, who remained employed by the Bank and who were not eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, will become eligible to participate in the Plan after they satisfy the Plan’s eligibility requirements (taking into account for this purpose any service which they performed for SBHG or a member of its controlled group prior to the SBHG acquisition date and any service which they perform for the Bank or a member of its controlled group on or after the SBHG acquisition date).

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

On May 23, 2005, the Bank, the Plan’s sponsor, remitted an opportunity interest payment in the amount of $9,891 to the Plan for the 2004 Plan year. Webster Bank, N.A. had unintentionally remitted certain employee contributions totaling $8,448,978 late to the trustee during 2004. Management has remedied the situation and established procedures and controls to prevent such occurrences in the future. There were no untimely remittances to the Plan in 2006 or 2005.

On April 18, 2006 the remaining assets of the former SBHG Retirement Savings Plan equal to $550.0 thousand was transferred from ING ReliaStar, the prior record keeper of the SBHG Retirement Savings Plan, to Fidelity Investments Institutional Operations Company, the record keeper for the Plan.

On October 6, 2006, Webster completed the acquisition of NewMil Bancorp, Inc. (“NewMil”), headquartered in New Milford, Connecticut, in a deal valued at $172.5 million whereby NewMil shareholders received $41 in Webster common stock for each NewMil share of common stock. NewMil was the holding company for NewMil Bank, a state-chartered savings bank. Webster acquired NewMil through a tax-deferred, stock-for-stock exchange of all of the outstanding shares of NewMil’s common stock. Upon the date of acquisition, the NewMil Bank Savings and Protection Plan was frozen and the Bank became the sponsor. At December 31, 2006 the Plan had net assets of $4.8 million. The NewMil Bank Savings and Protection Plan will be terminated and its assets will be transferred to the Plan during 2007.

To the extent permissible under applicable law and the Webster Bank Employee Investment Plan, Webster recognized, solely for purposes of determining eligibility and vesting under the Webster Bank Employee Investment Plan, the service of any NewMil employee who became an employee of Webster Bank or a subsidiary of Webster Bank at the effective time and such service included any service with a predecessor of NewMil to the extent that such service was credited for eligibility and vesting purposes under the NewMil Bank 401 (k) Profit Sharing Plan.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants of the Plan are eligible to make contributions of 1% to 25% of their pay on a pre-tax basis. Special pre-tax contribution limits apply to highly compensated employees (as defined in the Internal Revenue Code), based upon the average percentage of compensation deferred by the non-highly compensated group of employees. Highly compensated employees can make contributions of 1% to 9% of their pay on a pre-tax basis.

In addition to the above limits, a participant’s pre-tax contributions to the Plan cannot exceed $15,000 and $14,000 for calendar years 2006 and 2005 respectively. However, if a participant reached age 50 by the end of the calendar year, the participant could elect to make a catch-up contribution during the calendar year. The catch-up contribution for the 2006 and 2005 calendar years was $5,000 and $4,000, respectively.

The Bank makes a matching contribution to the Plan equal to 100% of a participant’s salary deferral contribution to the extent it does not exceed 2% of compensation and 50% of a participant’s salary deferral contribution to the extent it exceeds 2% but does not exceed 8% of compensation, for a maximum matching contribution of 5% of compensation. The cost of the matching contribution is allocated among the Bank and the participating subsidiaries of the Bank and Webster. The Bank may also make discretionary contributions to the Plan on behalf of employee participants.

The Plan permits the Bank to make a discretionary profit sharing contribution to the Plan (called a “value sharing contribution”) for the benefit of eligible participants below the level of senior vice president. The contributions are invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her value sharing account under the Plan rules. A value sharing contribution was first made to the Plan for the plan year ending December 30, 2002 and was deposited into the Plan in February 2003. If the Bank decides to make a value sharing contribution, it is normally made in the first quarter of the year and is based on the previous year’s financial performance. Discretionary value sharing contributions vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years, and the remaining third after 4 years. However, any participants who had three or more years of service on December 30, 2002, are considered 100% vested in their value sharing accounts. There were no value sharing contributions for the years 2006 and 2005.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The investment alternatives available under the Plan for the 2006 plan year are summarized below:

Webster Financial Corporation Common Stock Fund *	Invested in the common stock of Webster Financial Corporation.

Fidelity Managed Income Portfolio*	This is a stable value fund. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company.

Fidelity Inflation - Protected Bond Fund*	This fund is an income mutual fund that seeks a total return that exceeds the rate of inflation over the long term.

Fidelity Short-Term Bond Fund*	This fund is an income mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital.

PIMCO Total Return Fund - Administrative Class	This fund is a fixed income mutual fund that seeks to provide high total return that exceeds general bond market indices.

Fidelity Retirement Money market*	This fund is a money market mutual fund that seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity.

Fidelity Balanced Fund*	This fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Equity-Income Fund*	This fund is a growth and income mutual fund that seeks to provide reasonable income.

American Funds Washington Mutual Investors Fund Class R4	This fund is a domestic equity mutual fund that seeks to produce current income and to provide an opportunity for growth.

Fidelity Dividend Growth Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

Spartan Total Market Index Fund	This fund is an index mutual fund that seeks to provide investment results that correspond to the total returns of a broad range of U.S. stocks.

Fidelity Growth Company Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

American Funds Growth Fund of America Class R4	This fund is a domestic equity mutual fund that looks to increase value over the long term through capital growth.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Fidelity Mid-Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

Fidelity Small Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term capital growth.

Fidelity Diversified International Fund*	This fund is a growth mutual fund that invests internationally and seeks to provide capital growth.

Fidelity Worldwide Fund*	This fund is a growth mutual fund that invests globally, including in the U.S., and seeks to provide capital growth.

Fidelity Freedom Income Fund*	This fund is an asset allocation mutual fund that seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2010 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2020 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2030 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2040 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

*	Indicates party-in-interest to the Plan.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are always 100% vested in their pre-tax contribution account, rollover account and qualified non-elective contribution account. For matching employer contributions, if the participant became employed by the employer or a related employer before September 1, 2004, the participant is 100% vested in their matching contributions account. If the participant was employed by the employer or a related employer on or after September 1, 2004, the participant will become vested in their matching contribution account in accordance with the following schedule: number of years of vesting service less than 3 years, then the percent vested is 0%; 3 or more years of vesting service, the percent vested is 100%. Employer discretionary value sharing contributions are subject to a four-year vesting period. Refer to Note 1(b) for further information on the vesting schedule for employer discretionary value sharing contributions. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account) benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her normal retirement date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained. The Plan was amended during the 2003 plan year to eliminate the annuity form of payment effective for distributions on or after January 1, 2004. Any installment payments under the 401(k) Plan will be provided directly from the participant’s account rather than through the purchase of an annuity contract.

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.

Loans

Employees have the ability to borrow up to 50% of their vested account balance up to $50,000. The Employee Stock Ownership Plan (“ESOP”) contribution account balance cannot be taken into account in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Rollovers

Under the Plan, transfers from other tax-qualified retirement plans, section 403(b) plans and governmental Section 457(b) plans are permitted even if the employee is not currently participating in the Plan. Eligible rollovers must be deposited to the Plan trust fund within 60 days of receipt. All eligible rollovers will be invested and distributed in accordance with the rules of the Plan.

Withdrawals

Hardship withdrawals are permitted under the Plan.

A participant may elect to receive an in-service withdrawal from his or her rollover contributions account at any time.

A participant may elect to receive an in-service withdrawal from his or her pre-tax contributions, matching contributions and value sharing contribution accounts at any time after reaching age 59-1/2; however, in order to receive an in-service withdrawal from his or her matching contributions or value sharing contributions accounts, the participant must be 100% vested in those accounts.

The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order (“QDRO”). If a QDRO is received by the Plan administrator, all or a portion of the participant’s account balance may be used to satisfy the obligation.

Forfeitures

Forfeitures totaled $45,300 and $138,737 at December 31, 2006 and 2005, respectively. If participants terminate employment before they are fully vested in their account, the portion that is not vested will be forfeited. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. In 2006 and 2005 the Plan used $197,683 and $85,424 respectively, of forfeited funds for contributions and expenses of the Plan.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles.

Purchases and Sales Transactions

Transactions are recorded on a trade-date basis.

New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution in the Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits. The Plan invests in a stable value fund through its participation in the Fidelity Managed Income Portfolio Fund.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with an adjustment from fair value to contract value for fully benefit responsive investment contracts (see New Accounting Standard above). Changes in the carrying value for fully benefit responsive investment contracts and changes in the fair value of all other investments are included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan invests in fully benefit responsive investment contracts through its participation in the Fidelity Managed Income Portfolio (MIP), a common/collective trust fund. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities or bond funds with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Loans to participants and short-term investments are stated at amortized cost, which approximates market value. Interest and dividend income is recorded as earned.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Total administrative expenses during 2006 were $125,071, of which $99,402 was paid by the Bank and $25,669 was paid by the Plan. During 2005, administrative expenses were $100,545 of which $78,222 was paid by the Bank and $22,323 was paid by the Plan. The administrative fees paid by the Plan during 2006 and 2005, respectively, represent loan and investment fund administrative costs charged directly to the Plan.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The Plan’s assets are invested in various mutual funds, a money market fund, Webster common stock and loans to participants.

Fidelity Management and Research Company is the Plan’s investment advisor. However, for the period from April 30, 2005 to April 18, 2006, ING ReliaStar was the custodian of the former assets of the SBHG Retirement Savings Plan, and those assets remained invested in funds offered by ING ReliaStar. Fidelity Investments Institutional Operations Company is the record keeper of the Plan. Fidelity Management Trust Company is the Plan trustee. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock with certain exceptions. The participant may not direct the unvested balance in his or her value sharing account until it is fully vested and may not direct the balance in the ESOP component of their account that was not previously converted into cash, until certain age and service requirements are met. Refer to Note 4 within this report for further information.

Refer to Note 1(b) within this report for investment options that were available for the 2006 plan year.

The fair value of fund investments that exceeded 5% of the December 31 closing balance of net assets available for benefits are as follows:

	December 31,
	2006	2005
Webster Financial Corporation Common Stock *	$69,751,653	71,903,013

Fidelity Managed Income Portfolio*(contract value)	25,420,829	25,749,163

American Growth Fund of America	16,876,070	14,116,117

Fidelity Diversified International*	14,971,071	10,077,416

Fidelity Mid Cap Stock Fund*	11,877,339	—

*	Indicates party-in-interest to the Plan.

A summary of increases (decreases) in the value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) is as follows:

For the years ended December 31,	2006	2005
Mutual Funds	$7,716,864	5,597,080
Webster Common Stock	2,709,431	(5,860,892)

	$10,426,295	(263,812)

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

All investments in the Plan are participant directed with the exception of any unvested value sharing accounts and participant ESOP accounts not converted into cash at the time of the Bank’s acquisition of First Federal Savings Bank of America.

A Plan participant who has reached age 55 and completed 10 years of participation (not service) in the ESOP portion of the Plan or a predecessor ESOP can elect to diversify his or her ESOP stock account. Such a participant is called a “qualified participant”. A qualified participant can diversify up to 25% of his or her ESOP stock account during the 90 day period following the end of each of the five plan years beginning with the plan year in which he or she becomes a qualified participant, and up to 50% of his or her ESOP stock account during the 90 day period following the end of the sixth plan year beginning with the plan year in which he or she becomes a qualified participant. At December 31, 2006 the non-Participant directed balance of the Webster ESOP had a fair value of $26.6 million and the First Fed ESOP had a fair value of $13.7 million.

Discretionary value sharing contributions vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years, and the remaining third after 4 years. However, any participants who had three or more years of service on December 30, 2002, are considered 100% vested in their value sharing accounts. There were no non-participant directed investments for value sharing contributions at December 31, 2006.

The non-participant directed investments at December 31, 2006 had a total fair value of $40.3 million and a cost of $21.3 million.

5.	TRANSFER FROM OTHER PLANS

During 2006 no assets were received by the plan. During 2005 the Plan received assets that totaled $1,376,788 from the SBHG Retirement Savings Plan. Effective April 30, 2005 the SBHG Retirement Savings Plan was merged with and into the Plan.

6.	PLAN TERMINATION

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.

7.	TAX STATUS

The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Plan has been amended since receiving the determination letter; however, it is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statement to the form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$220,866,980
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(252,955)

Net assets available for benefits per the Form 5500	$220,614,025

The following is a reconciliation of net increase in net assets available for benefit per the financial statements to the Form 5500:

December 31, 2006
Total per the financial statements	$22,216,715
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(252,955)

Total increase in net assets available for benefits per the Form 5500	$21,963,760

9.	PARTIES – IN – INTEREST

Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company is the trustee for the Plan. Investments from the SBHG Retirement Savings Plan are units of group variable annuities that were managed by ING ReliaStar until April 18, 2006. Therefore, transactions related to these companies qualify as party-in-interest transactions. Webster stock is an investment option under the Plan. Webster is the parent of the Bank, the Plan’s sponsor.

10.	AMENDMENTS

The Plan was amended during the 2006 plan year. The following information is meant to provide only a brief description of amendments to the Plan during the 2006 plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.

As of January 1, 2006, the Plan was amended to incorporate into the plan “good faith” interim amendments reflecting various changes adopted in the final regulations issued by the IRS under Section 401(k) and Section 401(m) of the Internal Revenue Code of 1986, as amended. The changes include: (i) technical revisions to the methodology for performing the Section 401(k) and Section 401(m) nondiscrimination tests; (ii) technical changes to the methodology for calculating the amount of earnings attributable to any excess contributions that must be refunded to highly compensated employees if the nondiscrimination tests are not satisfied; and (iii) limitations on the ability of a plan sponsor to increase the average contribution percentage of nonhighly compensated employees by making targeted nonelective contributions to the lowest-paid employees. In addition, the regulations expand the hardship standards, so that a participant can obtain a hardship withdrawal to pay the funeral expenses of his or her spouse, parent, child or dependent, or to pay for repairs to the participant’s principal residence that are caused by a casualty.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

11.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	SUBSEQUENT EVENTS

Effective January 1, 2007 the name of the Plan was changed to the “ Webster Bank Retirement Savings Plan” .

Effective January 1, 2007 the Plan was amended to include the following changes;

(a) Automatic Enrollment. If a participant is first employed on or after January 1, 2007 and does not make an affirmative pre-tax contribution election, the participant will be deemed to have elected, as of the date on which he or she becomes eligible to participate in the 401(k) Plan (i.e., after 90 days of employment) to make pre-tax contributions equal to 3% of compensation. If a participant is reemployed on or after January 1, 2007 and does not make an affirmative pre-tax contribution election by the later of April 1, 2007 or the date on which he or she becomes eligible to participate in the 401(k) Plan, the participant will be deemed to have elected, as of the later of April 1, 2007 or the date on which he or she becomes eligible to participate in the 401(k) Plan, to make pre-tax contributions equal to 3% of compensation. In addition, any participant who is employed on December 31, 2006 and who does not make an affirmative pre-tax contribution election by January 1, 2008 will be deemed to have elected as of January 1, 2008 to make pre-tax contributions equal to 3% of compensation. These pre-tax contribution percentages will increase annually by 1% (commencing as of the first pay date of the April following the plan year in which such deemed election becomes effective) until they equal 6% (unless the participant elects a different percentage or elects to discontinue contributions).

(b) Matching contributions. Participants in the 401(k) Plan will receive the following matching contributions:

(i) For plan years beginning on or after January 1, 2007, participants who are first employed on or after January 1, 2007 will receive matching contributions equal to 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 6% of compensation (“New Level Matching Contributions”).

(ii) For plan years beginning on or after January 1, 2007, participants who are reemployed on or after January 1, 2007 will receive matching contributions equal to: (A) for the period from January 1, 2007 through March 31, 2007, 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 8% of compensation (“Old Level Matching Contributions”); and (B) for the period on and after April 1, 2007, New Level Matching Contributions.

(iii) For the plan year beginning January 1, 2007, all other participants (i.e., all participants who were first employed by the Company prior to January 1, 2007 and who are not reemployed by the Company during 2007) will receive Old Level Matching Contributions. For plan years beginning on or after January 1, 2008, these participants will receive New Level Matching Contributions.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

With respect to any New Level Matching Contributions, participants who have completed two vesting years will be 100% vested. With respect to any Old Level Matching Contributions, participants who were employed prior to September 1, 2004 will be 100% vested, and participants who were employed on or after September 1, 2004 will be 100% vested after completing three vesting years.

(c) Nonelective contributions. For the plan year beginning on January 1, 2007, participants who are first employed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation. For the plan year beginning on January 1, 2007, participants who are reemployed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation, provided, however, that the nonelective contributions will not commence prior to April 1, 2007 and will be based solely on compensation earned on or after April 1, 2007. For plan years beginning on or after January 1, 2008, all participants will receive the nonelective contributions. A participant who has completed two vesting years will be 100% vested in his or her nonelective contributions.

(d) Transition contributions. For plan years beginning on or after January 1, 2008, participants who are employed on the close of business on December 31, 2006 and who are active participants in the Webster Bank Pension Plan on December 31, 2007 will receive transition contributions equal to a percentage of their compensation (based on their age). A participant who has completed two vesting years will be 100% vested in his or her transition contributions.

(e) Vesting service. Effective as of January 1, 2007, vesting service will be determined on the basis of elapsed time rather than hours of service.

(f) ESOP diversification. A participant who has completed at least three years of service (and the beneficiary of such a participant) can diversify the investment of any employer stock credited to his or her ESOP contributions account. However, this diversification requirement is being phased in over a three year period (with 33% of the ESOP account being subject to diversification in 2007, 66% in 2008, and 100% in 2009). Nevertheless, the phase-in is not applicable to participants who had reached age 55 and had completed at least three years of service by December 31, 2005.

(g) Regular employees. Effective as of January 1, 2007, employees who are not “regular employees” (i.e., employees who are peak-time, seasonal or temporary employees) will be excluded from all aspects of the 401(k) Plan (including the ability to make pre-tax contributions and to receive matching contributions). However, employees who are not “regular employees” and who are participants in the 401(k) Plan on December 31, 2006 will remain eligible to participate in the 401(k) Plan, to make pre-tax contributions, and to receive matching contributions, nonelective contributions and transition contributions (to the extent they satisfy the eligibility requirements for those contributions).

Notwithstanding the above, however, if a peak-time employee, a seasonal employee or a temporary employee completes at least 1,000 hours of service during the twelve consecutive month period beginning on his or her date of hire or during any calendar year, the employee will be treated as a regular employee as of the first day of the month that is at least ninety days after the end of such twelve month period or calendar year.

(h) Automatic enrollment. The 401(k) Plan is being converted into a “qualified automatic contribution arrangement” effective as of January 1, 2008. Because the 401(k) Plan will be a “qualified automatic contribution arrangement”, it will be deemed to satisfy automatically the nondiscrimination tests that apply to pre-tax and matching contributions.

The Bank authorized the merger of the NewMil Bank Savings and Protection Plan (the “NewMil 401(k)Plan”) into the 401(k) Plan, effective as of August 1, 2007.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H—Line 4i

DECEMBER 31, 2006

Identity of Issue	Number of Shares/Units Held	Current Value
Webster Financial Corporation Common Stock Fund* (Includes non-participant directed investments with a fair value of $40.3 million and a cost of $21.3 million)	1,431,684 shares; value per share $ 48.72	$69,751,653

Fidelity Managed Income Portfolio *	25,420,828.59 shares	25,167,874

American Funds Growth Fund of America Class R4	516,719.84 shares; value per share $ 32.66	16,876,070

Fidelity Equity-Income Fund *	188,373.71 shares; value per share $ 58.55	11,029,281

Fidelity Mid-Cap Stock Fund *	407,595.72 shares; value per share $ 29.14	11,877,339

PIMCO Total Return Fund-Administrative Class	930,079.832 shares; value per share $ 10.38	9,654,229

Fidelity Small Cap Stock Fund *	482,866.73 shares; value per share $ 19.01	9,179,297

Fidelity Diversified International Fund *	405,171.06 shares; value per share $ 36.95	14,971,070

Spartan Total Market Index Fund	141,595.37 shares; value per share $ 39.58	5,604,345

Fidelity Worldwide Fund *	339,485.09 shares; value per share $ 20.11	6,827,045

Fidelity Growth Company Fund *	108,935.74 shares; value per share $ 69.71	7,593,910

American Funds Washington Mutual Investors Fund Class R4	199,091.63 shares; value per share $ 34.77	6,922,416

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H—Line 4i

DECEMBER 31, 2006

Identity of Issue	Number of Shares/Units Held	Current Value
Fidelity Balanced Fund *	396,933.79 shares; value per share $ 19.43	7,712,423

Fidelity Dividend Growth Fund *	120,332.01 shares; value per share $ 31.68	3,812,118

Fidelity Freedom 2010 Fund *	134,738.23 shares; value per share $ 14.62	1,969,873

Fidelity Freedom 2040 Fund *	160,218.02 shares; value per share $ 9.48	1,518,867

Fidelity Freedom 2020 Fund *	153,523 shares; value per share $ 15.53	2,384,205

Fidelity Freedom 2030 Fund *	121,796.72 shares; value per share $ 16.03	1,952,401

Fidelity Inflation Protected Bond Fund *	72,339.39 shares; value per share $ 10.69	773,308

Fidelity Short-Term Bond Fund *	47,061.75 shares; value per share $ 8.87	417,438

Fidelity Freedom Income Fund *	22,444.08 shares; value per share $ 11.54	259,005

Fidelity Freedom 2000 Fund *	9,593.28 shares; value per share $ 12.46	119,532

	Total Investments	$216,373,699

Fidelity Retirement Money Market Portfolio *	418,543.49 shares; value per share $ 1.00	418,543

Loans to Participants	Rate Range 5.00% to 10.50%	3,249,872

	Total	$220,042,114

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

Date: June 28, 2007	By:	/s/ Gerald P. Plush
Gerald P. Plush
Member of the Retirement
Plans Committee

Date: June 28, 2007	By:	/s/ Patrick T. Murphy
Patrick T. Murphy
Member of the Retirement
Plans Committee

Date: June 28, 2007	By:	/s/ R. David Rosato
R. David Rosato
Member of the Retirement
Plans Committee

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm